EXHIBIT 21.1
SUBSIDIARIES OF THE COMPANY
LISTED BELOW ARE THE DIRECT AND INDIRECT SUBSIDIARIES OF
BREEZE-EASTERN CORPORATION

Subsidiary	Jurisdiction of Incorporation
TTERUSA, Inc.	New Jersey

TT Connecticut Corporation	Connecticut

Rancho TransTechnology Corporation	California

Retainers, Inc.	New Jersey

SSP Industries	California

TransTechnology International Corporation	Delaware

TransTechnology Germany GmbH	Germany